FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on February 27, 2004, announcing the Company's Fourth Quarter and cumulative 2003 results

This reports Minera Yanacocha's Peruvian Operations Scaled Back

Minera Yanacocha's Peruvian Operations Scaled Back

DENVER and LIMA - September 15, 2004 − Newmont Mining Corporation (NYSE: NEM) and Compania de Minas Buenaventura (NYSE: BVN) today announced that Minera Yanacocha has begun to scale back mining operations at its mine north of the city of Cajamarca, Peru. The decision was made after careful consideration of safety and operational concerns resulting from a blockade of the access road to the mine. Gold production will not be affected in the near term.

Minera Yanacocha believes that the only responsible and prudent decision is for it to begin scaling back its operations, so that the company can increase its focus on safety and environmental protection. A blockade of the road leading to the mine and sporadic acts of violence have created a situation that has led to increased concerns, which have been heightened by a general strike that has been called in the entire Cajamarca province today. Carlos Santa Cruz, Vice President of South American Operations of Newmont said, "We will not compromise safety standards, nor risk any harm to the environment."

Since September 2, a group of local people have blocked the road to the mine in protest of exploration drilling conducted, in accordance with the relevant permit, on the Cerro Quilish gold deposit. On September 7, Minera Yanacocha agreed to suspend exploratory drilling in an effort to calm the situation and restore order.

Roque Benavides, President and Chief Executive Officer of Buenaventura said, "We have been working and will continue to work for a peaceful resolution based on the rule of law, the right to work, and stability in the city of Cajamarca." Minera Yanacocha will resume normal operations when it can do so safely.

Cautionary Statement

This news release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended ,that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical and legal developments. For a more detailed discussion of such risks and other factors, see the company's 2003 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company's other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any "forward-looking statement," to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: September 15, 2004